CANDENTE RESOURCE CORP.

Consolidated Financial Statements

September 30, 2007

 (Stated in U.S. Dollars)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited financial statements for the period ended September 30, 2007

CANDENTE RESOURCE CORP.

Consolidated Balance Sheets

(Stated in U.S. Dollars)

	September 30, 2007	December 31, 2006
A S S E T S
Current assets
Cash and cash equivalents (Note 2)	$ 11,552,320	$ 3,089,422
Amounts receivable	285,956	76,766
Due from related party	21,874	-
Marketable securities (Notes 2 and 6)	54,771	33,296
Prepaid expenses and deposits	11,459	20,630
	11,926,380	3,220,114

Value added tax receivable (Peru)	2,128,516	1,068,433
Unproven mineral rights (Notes 2 and 3)	20,082,218	10,701,855
Equipment (Notes 2 and 4)	309,485	151,188
	$ 34,446,599	$ 15,141,590

L I A B I L I T I E S
Current liabilities
Accounts payable and accrued liabilities	$ 1,560,293	$ 864,549

S H A R E H O L D E R S’ E Q U I T Y
Share capital (Note 5)	$ 38,936,679	$ 20,102,654
Contributed surplus (Note 5)	3,335,095	1,865,429
Deficit	(9,385,468)	(7,691,042)
	32,886,306	14,277,041
	$ 34,446,599	$ 15,141,590

Continued operation (Note 1)
Approved on behalf of the Board of Directors:

“Joanne Freeze”	“Larry Kornze”
Director	Director

See Accompanying Notes to the Consolidated Financial Statements

CANDENTE RESOURCE CORP.

Consolidated Statements of Operations and Deficit

(Stated in U.S. Dollars)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
Expenses
	20,781	24,629	74,200	56,888
Amortization of equipment
	681	2,334	2,502	14,149
Bank charges and interest
	51,283	53,725	225,049	250,805
Corporate development
	(601,052)	(28,582)	(824,221)	(149,773)
Gain on foreign exchange
	(67,939)	(28,233)	(97,640)	(47,388)
Interest income
	30,177	37,656	76,130	145,422
Investor relations
	29,346	20,554	149,019	57,782
Legal, audit and accounting
	22,409	59,243	197,176	150,858
Management and office salaries
	59,434	32,581	161,903	99,624
Office, rent and miscellaneous
	7,464	743	10,636	3,035
Travel
	3,466	-	58,554	17,954
Regulatory and filing fees
	33,326	29,774	128,193	78,464
Shareholder communications
	305,632	164,470	1,532,925	520,744
Stock-based compensation

Write-off of unproven mineral rights	-	-	-	3,577
	104,992	(368,894)	(1,694,426)	(1,202,141)
Income (loss) for the period
	(9,490,460)	(6,732,174)	(7,691,042)	(5,898,927)
Deficit, beginning of period
	$ (9,385,468)	$ (7,101,068)	$ (9,385,468)	$ (7,101,068)
Deficit, end of period
Loss per share (Note 7)	$ 0.00	$ (0.01)	$ (0.03)	$ (0.03)

Weighted average number of shares outstanding	69,950,425	47,586,819	60,882,456	47,515,131

See Accompanying Notes to the Consolidated Financial Statements

CANDENTE RESOURCE CORP.

Consolidated Statements of Cash Flows

(Stated in U.S. Dollars)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Cash provided by (used for):

Operating activities

Income (loss) for the period	$ 104,992	$ (368,894)	$ (1,694,426)	$(1,202,141)
Adjustment for items not involving cash:
Amortization of equipment	20,781	24,629	74,200	56,888
Stock-based compensation	305,632	164,470	1,532,925	520,744
Write-down of unproven mineral rights	-	-	-	3,577
Exploration funds receivable	-	(212,504)	-	-
Changes in non-cash working capital items:
Amounts receivable	169,662	39,132	(209,190)	4,211
Prepaid expenses and deposits	3,897	(32,904)	9,171	(24,431)
Marketable securities	(3,804)	30	(21,475)	(871)
Accounts payable and accrued liabilities	106,579	(511)	110,408	(86,824)
Due to/from related parties	(13,992)	16,013	(21,874)	20,122
Cash provided by (used for) operating activities	693,747	(370,539)	(220,261)	(708,725)

Investing activities

Acquisition of equipment	(94,295)	(4,855)	(232,497)	(5,814)
Unproven mineral property exploration costs	(3,231,569)	(1,153,480)	(8,410,225)	(2,281,022)
Unproven mineral property acquisition costs	(284,792)	(204,046)	(371,370)	(321,313)
Value added tax receivable	(343,734)	(201,138)	(1,060,083)	(340,367)
Mineral property cost recoveries	-	194,718	-	453,987
Cash used for investing activities	(3,954,390)	(1,368,801)	(10,074,175)	(2,494,529)

Financing activities

Option payments and exploration funds received	2,118	-	80,383	-
Common shares issued for cash	794,012	-	19,703,136	3,813,459
Share issue costs	-	-	(1,026,185)	(91,359)
Cash provided by financing activities	796,130	-	18,757,334	3,722,100
Net increase (decrease) in cash and cash equivalents	(2,464,513)	(1,739,340)	8,462,898	518,846
Cash and cash equivalents, beginning of period	14,016,833	2,939,853	3,089,422	681,667
Cash and cash equivalents, end of period	$ 11,552,320	$ 1,200,513	$ 11,552,320	$ 1,200,513

 See Accompanying Notes to the Consolidated Financial Statements

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the Nine Months Ended September 30, 2007

 (Stated in U.S. Dollars)

	Balance at December 31, 2005	2006 Net Expenditures & Write offs	Balance at December 31, 2006	2007 Net Expenditures (Recovery)	Balance at September 30, 2007
PERU	$	$	$	$	$
El Tigre Property
Acquisition costs	58,565	4,500	63,065	5,700	68,765
Deferred exploration costs:
Assays	3,326	114	3,440	-	3,440
Equipment maintenance & rental	2,386	2,902	5,288	-	5,288
Field supplies & travel expenses	31,076	5,432	36,508	8	36,516
Field office and personnel	85,962	12,343	98,305	661	98,966
Geological & geophysical	38,589	51,281	89,870	53	89,923
Maps & publications	8,846	405	9,251	1	9,252
Exploration recovery	(150,000)	(108,343)	(258,343)	-	(258,343)
	78,750	(31,366)	47,384	6,423	53,807
Lunahuana Property
Acquisition costs	113,454	39,481	152,935	30,465	183,400
Deferred exploration costs:
Assays	9,232	165	9,397	-	9,397
Equipment maintenance & rental	3,408	2,804	6,212	-	6,212
Field supplies & travel	25,441	2,170	27,611	45	27,656
Field office & personnel	55,844	7,595	63,439	3,636	67,075
Geological & geophysical	109,700	13,365	123,065	286	123,351
Maps & publications	6,423	856	7,279	7	7,286
	323,502	66,436	389,938	34,439	424,377
Las Sorpresas Property
Acquisition costs	51,840	25,422	77,262	18,222	95,484
Deferred exploration costs:
Assays	5,391	58	5,449	-	5,449
Equipment maintenance & rental	2,823	5,167	7,990	-	7,990
Field supplies & travel	19,089	1,339	20,428	27	20,455
Field office & personnel	95,778	3,745	99,523	2,112	101,635
Geological & geophysical	92,512	2,918	95,430	170	95,600
Maps & publications	664	22	686	4	690
Exploration recovery	(150,000)	(19,285)	(169,285)	-	(169,285)
	118,097	19,386	137,483	20,535	158,018

See Accompanying Notes to the Consolidated Financial Statements

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the Nine Months Ended September 30, 2007

(Stated in U.S. Dollars)

	Balance at December 31, 2005	2006 Net Expenditures & Write offs	Balance at December 31, 2006	2007 Net Expenditures (Recovery)	Balance at September 30, 2007
	$	$	$	$	$
Picota Property
Acquisition costs	61,440	-	61,440	23,348	84,788
Deferred exploration costs:
Assays	4,796	5	4,801	-	4,801
Equipment maintenance & rental	6,500	980	7,480	-	7,480
Field supplies & travel expenses	12,098	517	12,615	34	12,649
Field office & personnel	22,953	345	23,298	2,706	26,004
Geological & geophysical	40,370	1,441	41,811	218	42,029
Maps & publications	3,140	2	3,142	6	3,148
	151,297	3,290	154,587	26,312	180,899

Pamel Property
Acquisition costs	104,522	15,601	120,123	84,722	204,845
Deferred exploration costs:
Assays	26,264	38,684	64,948	18,935	83,883
Drilling	-	204,443	204,443	205,753	410,196
Equipment maintenance & rental	45,611	23,903	69,514	21,329	90,843
Field supplies & travel expenses	28,436	49,496	77,932	18,618	96,550
Field office & personnel	120,141	186,670	306,811	217,331	524,142
Geological & geophysical	135,966	143,097	279,063	69,873	348,936
Maps & publications	10,247	4,970	15,217	345	15,562
Option and recovery payments	(145,000)	(913,305)	(1,058,305)	(80,383)	(1,138,688)
	326,187	(246,441)	79,746	556,523	636,269

Las Brujas Property
Acquisition costs	22,801	6,000	28,801	6,000	34,801
Deferred exploration costs:
Assays	2,628	17	2,645	-	2,645
Equipment maintenance & rental	82	1,018	1,100	-	1,100
Field supplies & travel expenses	7,764	1,071	8,835	9	8,844
Field office & personnel	26,298	1,435	27,733	695	28,428
Geological & geophysical	15,515	1,994	17,509	56	17,565
Maps & publications	2,332	7	2,339	1	2,340
	77,420	11,542	88,962	6,761	95,723

See Accompanying Notes to the Consolidated Financial Statements

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the Nine Months Ended September 30, 2007

(Stated in U.S. Dollars)

	Balance at December 31, 2005	2006 Net Expenditures & Write offs	Balance at December 31, 2006	2007 Net Expenditures (Recovery)	Balance at September 30, 2007
	$	$	$	$	$
Canariaco Property
Acquisition costs	134,963	72,902	207,865	49,680	257,545
Deferred exploration costs:
Assays	132,309	104,077	236,386	361,842	598,228
Drilling	950,264	1,516,088	2,466,352	2,772,511	5,238,863
Equipment maintenance & rental	122,100	128,230	250,330	338,047	588,377
Field supplies & travel expenses	205,417	219,023	424,440	530,495	954,935
Field office & personnel	756,347	742,424	1,498,771	2,248,820	3,747,591
Geological/geophysical/engineering	553,183	603,256	1,156,439	1,259,763	2,416,202
Maps & publications	17,198	97,066	114,264	62,054	176,318
	2,871,781	3,483,066	6,354,847	7,623,212	13,978,059
Alto Dorado/Toril Property
Acquisition costs	139,947	44,239	184,186	14,700	198,886
Deferred exploration costs:
Assays	44,644	12,657	57,301	-	57,301
Drilling	146,010	184,211	330,221	-	330,221
Equipment maintenance & rental	115,468	9,870	125,338	304	125,642
Field supplies, camp & travel	158,469	28,717	187,186	2,468	189,654
Field office & personnel	465,536	65,736	531,272	19,224	550,496
Geological & geophysical	568,983	45,104	614,087	2,827	616,914
Maps & publications	44,677	1,781	46,458	8	46,466
Option payments received	(200,000)	(201,587)	(401,587)	-	(401,587)
	1,483,734	190,728	1,674,462	39,531	1,713,993
Other Properties
Acquisition costs	337,530	74,144	411,674	155,432	567,106
Deferred exploration costs:
Assays	54,949	11,764	66,713	384	67,097
Equipment maintenance & rental	38,800	17,424	56,224	278	56,502
Field supplies & travel expenses	98,889	24,993	123,882	2,218	126,100
Field office & personnel	209,607	43,457	253,064	31,502	284,566
Geological & geophysical	249,443	126,169	375,612	7,120	382,732
Maps & publications	39,564	4,693	44,257	844	45,101
Option payments received	(10,000)	-	(10,000)	-	(10,000)
Write-down of mineral properties	(25,000)	-	(25,000)	-	(25,000)
	993,782	302,644	1,296,426	197,778	1,494,204
Peru - Total	6,424,550	3,799,285	10,223,835	8,511,514	18,735,349

See Accompanying Notes to the Consolidated Financial Statements

CANDENTE RESOURCE CORP.

Consolidated Statements of Accumulated Unproven Mineral Rights

For the Nine Months Ended September 30, 2007

 (Stated in U.S. Dollars)

	Balance at December 31, 2005	2006 Net Expenditures & Write offs	Balance at December 31, 2006	2007 Net Expenditures (Recovery)	Balance at September 30, 2007
	$	$	$	$	$
Mexico Property
El Oro Property
Acquisition costs	-	53,483	53,483	54,322	107,805
Deferred exploration costs:
Assays	-	-	-	28,459	28,459
Drilling	-	-	-	339,868	339,868
Equipment maintenance & rental	-	-	-	23,662	23,662
Field supplies & travel expenses	-	22,476	22,476	83,170	105,646
Field office & personnel	-	7,247	7,247	44,748	51,995
Geological & geophysical	668	65,829	66,517	288,307	354,824
Maps & publications	-	618	618	2,375	2,993
Mexico Total	688	149,653	150,341	864,911	1,015,252
Canada (Newfoundland)
Virgin Arm, Staghorn and Other Properties
Acquisition costs	69,116	47,964	117,080	3,394	120,474
Exploration bonds	11,439	(11,439)	-	-	-
Deferred exploration costs:
Assays	8,903	(13)	8,890	-	8,890
Equipment maintenance & rental	12,430	2,724	15,154	544	15,698
Field supplies & travel expenses	22,493	(432)	22,061	-	22,061
Field office & personnel	27,524	(972)	26,552	-	26,552
Geological & geophysical	139,714	(2,133)	137,581	-	137,581
Maps & publications	361	-	361	-	361
Canada Total	291,980	35,699	327,679	3,938	331,617
Total Unproven Mineral Rights	6,717,218	3,984,637	10,701,855	9,380,363	20,082,218

See Accompanying Notes to the Consolidated Financial Statements

CANDENTE RESOURCE CORP.

Notes to the Consolidated Financial Statements

(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS AND CONTINUED OPERATIONS

The Company is an exploration stage company incorporated in British Columbia, Canada and its activity is the acquisition and exploration of mineral properties in Peru, Mexico and Newfoundland, Canada.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition thereof.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments, in the normal course of business.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. References to the Company included herein are inclusive of the Canadian parent company and its British Virgin Islands subsidiaries, Candente Resource (BVI) Corp. and Canariaco Copper (BVI) Corp., its Peruvian subsidiaries, Compania Minera Oro Candente S.A. and Exploraciones Milenio S.A., and its Mexican subsidiary Minera CCM. All significant inter-company transactions and balances have been eliminated.

Cash Equivalents

Cash equivalents consist of temporary investments in commercial paper that is highly liquid and readily convertible to known amounts of cash, with maturity dates of less than 90 days and includes the dollar equivalent of gold in gold grams.  Cash equivalents are inclusive of accrued interest as receipt of these amounts is also considered to be certain and measurable.

Marketable Securities

Marketable securities are recorded at fair market value and valuation gains and losses are included in comprehensive income.  There is currently no material change in valuation.

Comparative Figures

Certain 2006 comparative figures have been reclassified to conform to the financial statement presentation in 2007.

3.

UNPROVEN MINERAL RIGHTS

PERU

a)

Cañariaco Property

Northern Peru

The Company owns a 100% interest in the Cañariaco mineral property located in Northern Peru which had been acquired for $75,880 in 2001.

b)

El Tigre, Lunahuana and Las Sorpresas Properties

Northern Peru

The Company has a 100% interest in the El Tigre, Lunahuana and Las Sorpresas mineral properties, all located in Northern Peru.

3.

UNPROVEN MINERAL RIGHTS (Continued)

During 2004, the Company entered into two separate option agreements whereby the optionee can earn a 51% interest in each of the El Tigre and Las Sorpresas gold properties in Peru by spending $2,500,000 on each property over 3.5 years and by making either cash payments of $570,000 or issuing 250,000 common shares by January 31, 2008.  On June 30, 2007 the optionee advised Candente of their decision to withdraw from their option on the El Tigre property.

The Las Sorpresas Property remains under option from Candente to the Optionee but is not currently active in exploration while community contracts are being negotiated.

c)

Picota Property

Northern Peru

The Company owns mineral claims comprising approximately 3,200 hectares in Northern Peru, which had been acquired by staking.

d)

Pamel Property

Central Peru

The Company owns mineral claims comprising approximately 5,800 hectares in the Western Andes which had been acquired by staking and acquired other claims by the issue of 30,000 shares in 2000 and the commitment to issue 30,000 shares at completion of the initial drilling program. There remains further commitment to issue 50,000 shares upon commencement of commercial production.

During 2005, the Company entered into an option agreement whereby the optionee can earn a 51% interest in the property by spending $2,500,000 over 3.5 years and by making either cash payments of $570,000 or by issuing 250,000 shares, to the Company by May 31, 2010.  On June 30, 2007 the optionee advised Candente of their decision to withdraw from their option on the Pamel property.

e)

Las Brujas Property

Northern Peru

The Company owns mineral claims comprising approximately 1,000 hectares in Northern Peru, which had been acquired by staking and the payment of a finder’s fee of 20,000 shares in 2000.

f)

Alto Dorado/Toril Property

Central Peru

The Company owns a 100% interest in the Alto Dorado mineral property by payment of $10,000 and the issuance of 100,000 common shares.  The Company paid $50,277 to the Peruvian government to acquire a 100% interest in the Toril claims.  The Alto Dorado property is subject to a 2.5% net smelter royalty, which may be reduced to 1.0% by the Company paying $1,500,000.

During 2005, the Company entered into an option agreement whereby the optionee could earn a 50% interest in the property by spending $5,400,000 over 3.5 years.  The optionee was also granted 535,000 share purchase warrants had they elected to proceed at various stages of the agreement. In March 2006, the optionee advised the Company of their decision to withdraw from their option agreement.

g)

Other Peruvian Properties

The Company owns 22 other mineral properties in Peru totaling approximately 37,832 hectares, which had been acquired by staking.

Michoacan/Mexico State, Mexico

During 2006 the Company entered jointly (50%/50%) into an option agreement with another company.  This agreement gives the combined companies the right to earn up to a seventy percent (70%) interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares).

3.

UNPROVEN MINERAL RIGHTS (Continued)

Newfoundland, Canada

a)

Staghorn Property

The Company has a 100% interest in 67 claims in Southwestern Newfoundland known as the “Staghorn” property by paying Cdn$105,520, issuing 120,000 common shares and completing Cdn$500,000 in exploration expenditures before November 30, 2006. The property is subject to a 2.5% net smelter royalty, which may be reduced to 1.5% by the Company paying Cdn$1,000,000.  During 2006, the Company issued 42,424 common shares in lieu of a required cash payment of Cdn $28,000.

b)

Virgin Arm Property

The Company has staked 92 claims located in the Botwood Basin.

4.

EQUIPMENT

			Net Book Value
	Cost	Accumulated Amortization	September 30, 2007	December 31, 2006
Office furniture and equipment	$ 29,812	$ 17,743	$ 12,069	$ 12,202
Computer equipment	58,137	36,679	21,458	18,967
Security equipment	13,410	7,617	5,793	6,973
Exploration equipment (Canada)	38,234	18,728	19,506	25,169
Exploration equipment (Peru)	367,204	116,545	250,659	87,877
	$ 506,797	$ 197,312	$ 309,485	$151,188

5.

SHARE CAPITAL

a)

Authorized:

Unlimited number of common shares without par value

b)

Issued:

	Nine Months Ended September 30, 2007		Year Ended December 31, 2006
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	53,256,444	$20,102,654	43,718,954	$12,409,512
Private placements	13,169,870	14,885,611	8,380,066	6,879,155
Stock options	1,570,500	867,582	725,000	383.390
Warrants	2,256,938	2,653,294	300,000	182,134
Mineral properties	60,000	93,815	132,424	99,683
Stock-based compensation	-	333,723	-	148,780
Balance, end of period	70,313,752	$38,936,679	53,256,444	$20,102,654

c)

Contributed Surplus

	Nine Months Ended	Year Ended
	September 30, 2007	December 31, 2006
Balance, beginning of period	$ 1,865,429	$ 1,414,117
Stock-based compensation relating to stock options	1,532,925	574,889
Stock-based compensation relating to warrants	270,464	25,203
Stock options exercised	(333,723)	(148,780)
Balance, end of period	$ 3,335,095	$ 1,865,429

5.

SHARE CAPITAL (continued)

d)

Stock options

Expiry Date	Exercise Price Cdn$	Balance at December 31, 2006	Granted	Exercised	Expired/ Cancelled	Balance at September 30, 2007

6-Feb-07	0.17	10,000	-	(10,000)	-	-
5-Apr-07	0.23	16,250	-	(16,250)	-	-
23-Apr-12 & 6-Sep-07	0.33	522,500	-	(457,500)	-	65,000
17-Jan-08 & 4-Feb-08	0.48	886,000	-	(88,000)	-	798,000
15-Oct-08	0.69	29,850	-	(10,000)	-	19,850
31-Oct-08 & 2-Mar-09	0.80	786,650	-	(45,000)	-	741,650
6-Jul-09 to 3-Jan-11	0.70	2,224,750	-	(415,000)	-	1,809,750
9-Feb-11 & 9-Mar-11	0.75	650,000	-	(212,500)	-	437,500
21-Jun-11	0.80	100,000	-	(100,000)	-	-
29-Sep-11 & 22-Oct-11	0.85	1,820,000	-	(208,750)	-	1,611,250
16-Feb-12	1.09	-	250,000	-	-	250,000
2-May-12	1.32	-	300,000	(7,500)	-	292,500
11-Jun-12	1.40	-	2,232,500	-	-	2,232,500
11-Jul-12	1.55	-	155,000	-	-	155,000
28-Sep-12	1.80	-	260,000	-	-	260,000
		7,046,000	3,197,500	(1,570,500)	-	8,673,000
Weighted Average Prices (Cdn$)		$0.67	$1.41	$0.61	-	$0.95

At September 30, 2007, the weighted average remaining life of the outstanding options is 3.32 years (2006: 3.16 years). During the current period, the Company recorded stock-based compensation expense of $1,532,925 (2006: $574,889) and share issue costs for agents’ warrants of $270,464 (2006: $25,203).

The fair value of stock options granted to directors, officers and employees were estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2007	2006
Expected volatility	63.66%	54.14%
Risk-free interest rate	4.57%	4.03%
Expected lives	5 years	5 years
Dividend yield	0%	0%
Weighted average fair value of stock options granted	Cdn$0.81	Cdn$0.40

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models alone do not necessarily provide a reliable measure of the fair value of the Company’s stock option grants.

e)

Share Purchase Warrants Outstanding

Expiry Date	Exercise Price Cdn$	Balance December 31, 2006	Issued	Exercised	Expired/ Cancelled	Balance at September 30, 2007

31-Mar-07	1.25	2,955,608	-	(1,913,813)	(1,041,795)	-
30-Nov-07
to 6-Dec-07	1.65	1,500,000	-	(343,125)	-	1,156,875
07-Jun-09	1.37	-	780,592	-	-	780,592
		4,455,608	780,592	(2,256,938)	(1,041,795)	1,937,467
Weighted Average Exercise Price (Cdn$)		$1.39	$1.37	$1.31	$1.25	$1.54

6.

MARKETABLE SECURITIES

At September 30, 2007, the Company held marketable securities with a cost of $54,771 (December 31, 2006: $33,296) and a market value of $46,601 (December 31, 2006: $52,175).

7.

LOSS PER SHARE

Loss per share has been calculated using the weighted average number of shares outstanding during the period.  Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

8.

SEGMENTED INFORMATION

	September 30,	December 31,
	2007	2006
Assets by geographic segment:
Canada	$ 12,767,303	$ 3,880,490
Mexico	553,277	25,394
Peru	21,126,019	11,235,706

	$ 34,446,599	$ 15,141,590

9.

SUBSEQUENT EVENTS

Subsequent to September 30, 2007, the Company:

a)

granted stock options to purchase a total of 600,000 common shares exercisable at a price of Cdn$2.05 per share over a five year period;

b)

issued 450,042 common shares pursuant to the exercise of stock options for total proceeds of Cdn$450,042; and

c)

issued 266,875 common shares pursuant to the exercise of share purchase warrants for total proceeds of Cdn$409,544.